[redacted]

PURCHASE ORDER

JANUARY 28th, 2014

To ; Mrs. Maxine Pierson of Executive Vice President

/ Green Day Technologies. inc , U. S. A

Subject ; Purchase Order of Wood Pellets

We're at [redacted]. State and represent that it is our intention to purchase. We hereby confirm that we are ready, willing and able to purchase the following commodity for the usage of Korea thermal power plant as per specification, quantity, and price stated in the terms and conditions below.

1, Origin ; United State America

2, Commodity ; Wood Pellets

2-1 Quality speciation ; Wood pellet shall be manufactured from wood fibre exclusively, without any type of binder, or other chemically treated biomass and should meet the quality specifications as attached.

(* Please find out attached Quality Spec. Standard of Korea Wood Pellets)

3, Quantity ; 5,000tons/month (Added up to 2,000ton)

3-1 Period ; 1 year –Annual Q'nty 60,000ton/year + Added.

3-2 Period ; New Project(thermal power plant)for 2015 to 2020 ; 7,000ton/month

4, Shipment ; By 15days after receipt of L/C(1st shipment by Feb, 2014)

4-1 terms ; Partial shipment allowed.

5, Packing ; Tonbag packaged(about 24ton) to 40 FT container.

6, Price ; [redacted] Korea

6-1, terms ; Total Amount USD 850,000/month (every 5,000ton/month), Grand Amount USD 10,200,000/12months

7, Payment ; 100% irrevocable letter of credit at sight.

8, The Port of departure ; Any port in U. S. A

9. Discharging Port ; [redacted] Korea, [redacted]

10. Inspection ; SGS certificate registered enclosed before shipping is to be inspected in documents by Buyer.

Thank you very much for looking forward to joining your further cooperation.

[redacted]

*After confirmation, Please send us your firm PROFORMA INVOICE by return.